Dodge & Cox  /  Investment Managers  /  San Francisco
General Information
• Long-Term Investment Horizon
• Diversified Portfolio by Sector and Region
• Well-Established Companies
• Below-Average Valuations
• Gradual Portfolio Shifts
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
Information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication does not constitute an offer to sell or the solicitation of an offer to buy and there may not be any sale of these securities in any state in which such offer, solicitation, or sale is not permitted.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing. 08-139
Dodge & Cox Global Stock Fund
Key Characteristics Shared by Dodge & Cox Funds
• Objective: Long-Term Growth of Principal and Income
• Low Expenses
• Stable and Experienced Investment Team
• Consistent Investment Approach
• Team Decision-Making Process
• Expected Fund Inception Date: May 1, 2008
• Expense Ratio: capped at 0.90% by Dodge & Cox*
• Management Fee: 0.60%
• Distributions: Dividends and capital gains, if any, are
distributed in December.
• Opening Net Asset Value per Share: $10.00
Portfolio Overview

Dodge & Cox  /  Investment Managers  /  San Francisco
Why create a Global Stock Fund ?
The Global Stock Fund can provide interested clients with exposure to available securities on a global basis. Company, industry and country allocations will be made by the GIPC based on Dodge & Cox’s fundamental research and analysis.
How will the Global Stock Fund be different from the Stock Fund?
The Stock Fund is restricted from owning more that 20% of total assets in U.S. dollar-denominated securities of foreign issuers traded in the
US. In contrast, the Global Stock Fund does not have such restrictions.
How will the Global Stock Fund be different from the International Stock Fund?
The International Stock Fund has a 20% cap on securities issued by U.S. companies. In contrast, the Global Stock Fund does not have such a cap. Under normal circumstances, the Global Stock Fund will have at least 40% of assets in non-U.S. companies.
How does the Global Stock Fund compare to a combination of the Stock Fund and the International Stock Fund?
Global Stock Fund offers investors a simplified approach to global investing without the complexities of combining domestic and international funds in one’s portfolio.
Dodge & Cox Global Stock Fund
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
Information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication does not constitute an offer to sell or the solicitation of an offer to buy and there may not be any sale of these securities in any state in which such offer, solicitation, or sale is not permitted.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing. 08-139

Dodge & Cox  /  Investment Managers  /  San Francisco
Timeline
• Global Investment Policy Committee (GIPC) currently preparing an initial all cash portfolio.
• Pre-launch All-Cash: Completed by Research Analysts and GIPC in April.
Process
• Stocks held in Stock Fund and International Stock Fund are eligible.
• Portfolio construction will consider industry/country diversification.
• At least three countries.
Dodge & Cox Global Stock Fund
Portfolio Construction
* For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.
Information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This communication does not constitute an offer to sell or the solicitation of an offer to buy and there may not be any sale of these securities in any state in which such offer, solicitation, or sale is not permitted.
This presentation must be accompanied or preceded by the current prospectus of the Dodge & Cox Funds, which include more complete information, including management fees, investment policies, risk considerations, and expenses. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. These and other risk considerations are discussed in the Fund’s Prospectus. Read it carefully before investing. 08-139